Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended
Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)

Validus Holdings, Ltd. Bermuda Commercial Bank Building 19 Par-la-Ville Road Hamilton, HM 11 Bermuda

Mailing Address:
Suite 1790 48 Par-la-Ville Road Hamilton, HM 11 Bermuda

Telephone: (441) 278-9000 Facsimile: (441) 278-9090 Website: www.validusre.bm
MAJORITY OF IPC SHAREHOLDERS SUPPORT VALIDUS’
CALL FOR SPECIAL MEETING
Requisitions Total 54% of IPC Shares
Validus Extends Exchange Offer to Acquire IPC Shares
Hamilton, Bermuda — June 29, 2009 — Validus Holdings, Ltd. (“Validus”) (NYSE: VR) today announced that it has submitted to IPC Holdings, Ltd. (“IPC”) (NASDAQ: IPCR) requisitions from shareholders with aggregate ownership of approximately 54% of the outstanding common shares of IPC, showing strong support for Validus’ acquisition of IPC. As Validus has submitted requisitions to IPC from shareholders representing 10% or more of the issued and outstanding common shares of IPC, the IPC Board is required by Bermuda law to call a special meeting of IPC shareholders. At the special meeting, among other proposals to be considered, Validus will seek to replace the IPC Board.
“We are pleased that IPC shareholders have taken quick and decisive action to compel the IPC Board to call a special meeting,” said Ed Noonan, Validus’ Chairman and Chief Executive Officer. “The high level of requisitions, along with the overwhelming rejection of the Max transaction, clearly demonstrates that IPC shareholders want the attractive economics of the Validus offer.”
Under Validus’ offer, IPC shareholders would receive $3.75 in cash and 1.1234 Validus voting common shares for each IPC common share for a total consideration of $28.24 based on Validus’ closing price on June 26, 2009. The Validus offer provides IPC shareholders with a 24.9% premium based on IPC’s and Validus’ closing prices on March 30, 2009, the last trading day before the announcement of Validus’ initial offer.
Mr. Noonan continued, “Once again, we urge IPC’s Board to heed the message sent by its shareholders and agree to Validus’ revised Amalgamation Agreement without delay. We have presented a very attractive offer to IPC, which includes a full and fair price for IPC shares, and have made a number of concessions to be responsive to concerns expressed by the IPC Board. If IPC executes Validus’ revised Amalgamation Agreement, IPC shareholders will have the certainty of a transaction which is not subject to termination in the event of major catastrophe losses. IPC shareholders have clearly spoken: the IPC Board should not further delay or attempt to create roadblocks that prevent its shareholders from receiving the attractive economics of the Validus offer and prolong the uncertainty surrounding IPC’s future direction.”
In addition to seeking the replacement of the IPC Board with three highly qualified candidates at the special meeting, Validus will seek to eliminate or amend certain provisions in IPC’s bye-laws and to bind

IPC to its previously announced Scheme of Arrangement, if appropriate. While Validus believes that reaching a consensual amalgamation transaction would be in the best interests of IPC and its shareholders, Validus remains strongly committed to acquiring IPC and will continue to pursue alternative paths to complete a transaction, including its Exchange Offer and previously announced Scheme of Arrangement. With overwhelming evidence of IPC shareholder support for calling a special meeting, Validus will be submitting a new application with the Supreme Court of Bermuda to seek its approval to convene a court-ordered meeting of IPC’s shareholders in connection with the Scheme of Arrangement.
Validus also announced today that it has extended its Exchange Offer for all of the outstanding common shares of IPC to 5:00 p.m., New York City time (6:00 p.m., Atlantic time), on Monday, July 6, 2009, unless extended. As of 5:00 p.m., New York City time (6:00 p.m., Atlantic time), on June 26, 2009, the previously scheduled expiration date, approximately 14,313,622 shares of IPC (including approximately 1,488,126 IPC shares subject to guaranteed delivery procedures) had been tendered in and not withdrawn from the Exchange Offer. Shareholder questions regarding the Exchange Offer or requests for offering documents should be directed to Validus’ Information Agent for the Exchange Offer, Georgeson Inc., toll-free at (800) 213-0317; banks and brokers should call: (212) 440-9800.
Once the special meeting has been called, Validus will send proxy materials enabling IPC shareholders to vote on Validus’ Board candidates and on the other proposals to be considered at the special meeting.
For the latest copies of the transaction documents, proxy materials and an investor presentation detailing the benefits of the Validus offer, please visit www.ValidusTransaction.com.
About Validus Holdings, Ltd.
Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”). Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.
Contacts:
Investors:
Validus Holdings, Ltd.
Jon Levenson, Senior Vice President
+1-441-278-9000
Media:
Jamie Tully/Chris Kittredge/Jonathan Doorley
Sard Verbinnen & Co
+1-212-687-8080
OR
Roddy Watt/Tony Friend
College Hill
+44 (0)20 7457 2020
Cautionary Note Regarding Forward-Looking Statements
This press release may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control.
Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, those set forth in the proxy statements and registration statement that Validus has filed with the Securities and Exchange Commission (“SEC”) relating to its proposed acquisition of IPC, and should be read in conjunction with the cautionary statements and risk factors included in our most recent reports on Form 10-K and Form 10-Q and the risk factors included in IPC’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and IPC on file with the SEC. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
Additional Information about the Proposed Acquisition and Where to Find It:
Validus has filed an Exchange Offer to exchange each issued and outstanding common share of IPC for 1.1234 voting common shares of Validus and $3.75 in cash. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, IPC common shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) that Validus has filed or may file with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents.
This press release is not a substitute for the proxy statements or supplements thereto that Validus has filed or may file with the SEC or any other documents which Validus may send to its or IPC’s shareholders in connection with the proposed acquisition.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND THE PROXY STATEMENTS OR SUPPLEMENTS THERETO OR RELEVANT DOCUMENTS THAT VALIDUS HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus through Jon Levenson, Senior Vice President, at +1-441-278-9000.
Participants in the Solicitation:
Validus and certain of its executive officers and Validus’ proposed candidates to the IPC Board are deemed to be participants in any solicitation of shareholders in connection with the proposed acquisition. Information about Validus’ executive officers is available in Validus’ proxy statement, dated March 25, 2009 for its 2009 annual general meeting of shareholders. Information about Validus’ proposed candidates to the IPC Board is available in the definitive proxy statement filed by Validus on June 16, 2009 in connection with the solicitation of written requisitions from IPC shareholders.
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